PRESS RELEASE



For further information please contact:

Oxford GlycoSciences Plc
David Ebsworth, Ph.D., Chief Executive Officer
Denis Mulhall, Chief Financial Officer
Tel: +44 (0) 1235 208 000
Website: www.ogs.com

Financial Dynamics
UK Media and Investors
Tim Spratt
Melanie Toyne-Sewell
Tel: +44 (0) 20 7831 3113

US Media and Investors
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones
Tel: +1 212 850 5626

Not for release, publication or distribution in, into or from Australia, Canada or Japan

OXFORD GLYCOSCIENCES PLC ("OGS")

PRELIMINARY UNAUDITED RESULTS 2002

Oxford, UK, 28 April 2002 - Oxford GlycoSciences Plc (LSE: OGS, NASDAQ: OGSI) (the "Company") today announces its preliminary unaudited results for the year ended 31 December 2002. The directors note that the audit has not yet been finalised and are not aware of any outstanding items that will have a material effect on the results herein.

The Board of Directors on 11 April 2003 recommended the offer by Celltech Group plc for the entire issued share capital of the Company. The offer has now been declared unconditional in all respects and the transaction is likely to be implemented towards the end of May 2003. In the light of these developments, the unaudited results are released as a matter of record and without further comment.

Consolidated Profit and Loss Account

For the year ended 31 December 2002

	Notes	2002 £'000	2001 £'000
Turnover	3	**13,973**	13,376
Net operating costs	4	**(54,765)**	(49,396)
Operating loss		**(40,792)**	(36,020)
Share of joint venture loss		**(4,383)**	(2,007)
Profit on disposal		**-**	82
Loss on ordinary activities before interest and taxation		**(45,175)**	(37,945)
Interest receivable		**6,408**	9,733
Amount written off investments	5	**(2,397)**	-
Loss on ordinary activities before taxation		**(41,164)**	(28,212)
Tax on loss on ordinary activities	6	**3,299**	2,864
Loss for the year		**(37,865)**	(25,348)
Loss per ordinary 5p share - basic and diluted	7	**(68.04p)**	(46.04p)

The Group has no recognised gains or losses other than those above, therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the losses on ordinary activities before taxation and the losses for the periods stated above, and their historical cost equivalents. The results for the periods above are derived entirely from continuing activities.

Balance Sheet

At 31 December 2002

	Notes	Group 2002 £'000	Group 2001 £'000	Company 2002 £'000	Company 2001 £'000
Fixed assets					
Tangible assets		**12,553**	14,221	-	-
Investments					
Investment in joint venture - share of gross assets		**9,571**	14,679	-	-
Investment in joint venture - share of gross liabilities		**(961)**	(1,686)	-	-
Investment in joint venture - provision for unrealised profit		**(1,595)**	(2,708)	-	-
	3	**7,015**	10,285	-	-
Other investments	9	**5,538**	4,251	**36,666**	36,666
		25,106	28,757	**36,666**	36,666
Current assets					
Stock		**264**	346		-
Debtors		**10,812**	9,626	**142,650**	103,171
Cash at bank and in hand		**136,412**	176,618	**123,462**	155,489
		147,488	186,590	**266,112**	258,660
Creditors: amounts falling due within one year		**(14,033)**	(18,250)		-
Net current assets		**133,455**	168,340	**266,112**	258,660
Total assets less current liabilities		**158,561**	197,097	**302,778**	295,326
Creditors: amounts falling due after more than one year		**(1,659)**	(2,399)	-	-
Provisions for liabilities and charges		**-**	(87)	**-**	-
Net assets		**156,902**	194,611	**302,778**	295,326
Capital and reserves					
Share capital		**2,787**	2,778	**2,787**	2,778
Share premium account		**276,097**	275,950	**276,097**	275,950
Capital reserve		**11,107**	11,107	**-**	-
Profit and loss account (deficit)		**(133,089)**	(95,224)	**23,894**	16,598
Equity shareholders' funds	8	**156,902**	194,611	**302,778**	295,326

Consolidated Cash Flow Statement

For the year ended 31 December 2002

	Notes	2002 £'000	2002 £'000	2001 £'000	2001 £'000
Net cash flow from operating activities	A		**(45,128)**		(22,164)
Returns on investments and servicing of finance					
Interest received		7,829		9,042	
Net cash flow from returns on investments and servicing of finance			**7,829**		9,042
Taxation		4,669		-	
			4,669		-
Capital expenditure and financial investment					
Purchases of tangible fixed assets		**(4,204)**		(5,306)	
Purchases of fixed asset investments		**(3,528)**		(19,251)	
Net cash flow from capital expenditure and financial investment			**(7,732)**		(24,557)
Disposals					
Cash consideration from sale of biochemicals product line			**-**		115
Cash consideration from sale of other assets			**-**		7
Net cash flow before management of liquid resources and financing			**(40,362)**		(37,557)
Management of liquid resources	B		**39,253**		39,480
Financing					
Issue of ordinary share capital		304		10,552	
Expenses paid in connection with share issues		**(148)**		(269)	
Net cash flow from financing			**156**		10,283
(Decrease)/Increase in net cash	C		**(953)**		12,206

Notes to the Consolidated Cash Flow Statement

A   Reconciliation of operating loss to net cash flow from operating activities

	2002 £'000	2002 £'000	2001 £'000	2001 £'000
Operating loss		**(40,792)**		(36,020)
Depreciation charges (including profit/ loss on disposals)	**5,402**		4,418	
Decrease/(Increase) in stock	**82**		(170)	
(Increase)/Decrease in debtors	**(3,977)**		34	
(Decrease)/Increase in deferred income	**(2,832)**		6,815	
(Decrease)/Increase in creditors	**(3,011)**		2,759	
		(4,336)		13,856
Net cashflow from operating activities		**(45,128)**		(22,164)

B   Reconciliation of net cash flow to movement in net funds

	2002 £'000	2002 £'000	2001 £'000	2001 £'000
(Decrease)/Increase in cash in the year		**(953)**		12,206
Cashflow from decrease in liquid resources	**(39,253)**		(39,480)	
Change in net funds resulting from cashflows		**(39,253)**		(39,480)
Movement in net funds in the year		**(40,206)**		(27,274)
Net funds at 1 January		**176,618**		203,892
Net funds at 31 December		**136,412**		176,618

C   Analysis of net funds

	At 1 January 2002 £'000	Cash flow £'000	At 31 December 2002 £'000
Cash at bank and in hand	14,052	(953)	**13,099**
Bank deposits – liquid resources	162,566	(39,253)	**123,313**
	176,618	(40,206)	**136,412**

Liquid resources represent all deposits with an original maturity of between 24 hours and one year. Cash includes cash in hand and deposits of up to 24 hours which are payable on demand.

Notes

1 Preliminary results

The preliminary results for the year ended 31 December 2002 represent abridged financial statements and have not yet been delivered to the Registrar of Companies. The comparative figures for the year ended 31 December 2001 have been taken from, but do not constitute, the Group's financial statements for that year. Those financial statements were reported on by the Group's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) of the Companies Act 1985.

2 Principal accounting policies

The accounts have been prepared in accordance with applicable Accounting Standards in the United Kingdom. The accounting policies applied are consistent with those set out in the Annual Report and Accounts for the year ended 31 December 2001.

3 Interest in joint venture

In June 2001, OGS formed a joint venture with Marconi, called Confirmant Ltd, which will provide database services to pharmaceutical and biotechnology companies.

As at 31 December 2002, there is a provision for unrealised profit, £1.6 million, representing revenue from the sale of marketing rights and data analysis software to Confirmant. This amount will be released over the life of the assets to which it relates. Sales by OGS to Confirmant during the period ended 31 December 2002 amounted to £5.4 million (2001: £5.3 million).

4 Net Operating Costs

Net operating costs include an amount of £1.1 million in respect of expenses relating to corporate and financial advice received by the Group through 31 December 2002.

5 Investment Write Down

Relates to provision for permanent diminution in value of OGS' investment in BioInvent International AB (see Note 8).

6 Tax on loss on ordinary activities

The Group has recognised Research and Development Tax Credits totalling £3.3 million (2001: £2.9 million) in the accounts, relating to the period from 1 January 2002 to 31 December 2002.

7 Loss per ordinary 5p share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

For diluted loss per share, the weighted average number of ordinary shares in issue is adjusted to assume exercise of all options, which would be potentially dilutive. Due to the loss making position of the Group the exercise of share options does not increase basic loss per share and therefore according to FRS14 the basic and diluted loss per share remain the same.

Basic and diluted loss per share	2002			2001		
	£'000	**'000**	**pence**	£'000	'000	Pence
Loss attributable to ordinary shareholders	**(37,865)**	**55,653**	**(68.04)**	(25,348)	55,052	(46.04)

8 Reconciliation of movements in shareholders' funds

Group	**2002** **£'000**	2001 £'000
Loss for the year	**(37,865)**	(25,348)
New shares issued	**304**	10,552
Expenses of share issue	**(148)**	(269)
Net addition to/ (reduction in) shareholders' funds	**(37,709)**	(15,065)
Opening shareholders' funds	**194,611**	209,676
Closing shareholders' funds	**156,902**	194,611

9 Other Investments

	BioInvent International AB	NeoGenesis Pharmaceuticals Inc	Other	Total
Cost	£'000	£'000	£'000	£'000
At 1 January 2002	-	4,251	-	4,251
Additions	3,528	-	156	3,684
At 31 December 2002	3,528	4,251	156	7,935
Provisions				
At 1 January 2002	-	-	-	-
Provision Re Diminution in Value	2,397	-	-	2,397
At 31 December 2002	2,397	-	-	2,397
Net Book Value 31 December 2002	1,131	4,251	156	5,538
Net Book Value 31 December 2001	-	4,251	-	4,251

On 16 May 2002, OGS subscribed SEK52.0 million in cash at SEK39.1 per share in BioInvent International AB, as part of a research collaboration.

This investment is not held for resale but having regard to the market value at 31 December 2002, the directors consider that permanent dimunition in value of the investment has occurred.

The investment in NeoGenesis Pharmaceuticals is similarly not held for resale and management do not consider that any permanent dimunition in value existed at 31 December 2002.

-Ends-

Shareholders can obtain a free copy of this and any other documents filed with the Securities and Exchange Commission at the SEC's webste (www.sec.gov).

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.